May 17, 2016

VIA EDGAR TRANSMISSION

Mr. Terence O’Brien
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K for fiscal year October 31, 2015
Filed December 21, 2015
File No. 1-9186
Dear Mr. O’Brien:
We have reviewed your letter dated April 25, 2016 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the “Form 10-K”). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
Form 10-K for the year ended October 31, 2015
Note 7. Accrued Expenses, page F-29

1.
We have read your response to comment 2 of our letter dated March 17, 2016. The liabilities that you have recorded cover your expected uninsured future costs for stucco-related claims. With reference to ASC 210-20-5-1 and 5-2 and ASC 210-20-45, please support your basis for recording your liabilities net of expected insurance recoveries. Specifically explain why your stucco-related contingency liabilities are not presented gross of any insurance receivables. With regard to expected insurance recoveries, we remind you that insurance receivables should only be recorded if they are probable.

Response:
We recorded our liability for stucco-related claims net of expected insurance recoveries of approximately $32 million and $22 million at October 31, 2015 and 2014, respectively. Based on ASC 450-30, we believe it is probable that the amounts incurred above our deductible will be reimbursed by our insurance company. This belief is based on numerous discussions with our insurer and their agreement that these costs are covered under our policies. Subsequent to October 31, 2015, we made two warranty requests for reimbursement from our insurance carrier, which included stucco related claims. The insurance company has paid both claims in full.
We did not present the liability gross of our expected insurance recovery because the amount of the expected recovery was 0.35% of our total assets, 0.64% of our total liabilities, and 0.76% of our total equity at October 31, 2015 and was 0.26% of our total assets, 0.48% of our total liabilities, and 0.57% of our total equity at October 31, 2014; based on these metrics, we do not believe the amounts were material to our balance sheet. We also note that we disclose the gross amount of the estimated claims and the expected percentage of recovery from our insurance carrier in our footnote disclosure. We will continue to evaluate the materiality of any receivable in the future to determine if we should record the liability gross of that amount.

2.
We note your assessment of materiality provided in the third bullet to comment 2. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please advise.

Response:
We do not believe there is a reasonable possibility that additional charges incurred above the amounts already recognized would be material to an investor’s decision to buy or sell our securities. We will continue to monitor this for disclosure in future filings.

3.	Please help us better understand how your accrual for stucco-related claims was developed. In this regard, please provide us with the following additional information:

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Tell us the specific nature of the stucco-related claims and why those claims are limited to certain Delaware and Pennsylvania communities. Please address any commonalities among the types of homes built, the particular type of stucco used or any other industrial, operating or business factors that have led to these claims;

•
Tell us the number of communities involved as of October 31, 2014 and 2015 and January 31, 2016. Please also tell us if you identified any additional communities with stucco-related issues subsequent to January 31, 2016;

•
Tell us the number of completed communities you reviewed in connection with your estimate of your potential liability for known and unknown claims as of October 31, 2014 and 2015 and January 31, 2016. Tell us the specific nature of those reviews and clarify whether you extrapolated the findings of these reviews to other communities that may have potential stucco-related issues; Tell us the total number of homes you have identified that may potentially have stucco-related issues as of October 31, 2014 and 2015 and January 31, 2016 and how you determined these numbers;

•
Tell us the number of estimated unknown claims you used in the determination of your stucco-related claims accrual as of October 31, 2014 and 2015 and January 31, 2016 and provide support for those numbers in light of the total number of homes that may potentially have stucco-related issues; and

•
Tell us how you determined during the fourth quarter of 2015 that additional stucco-related repairs will likely be needed in certain Pennsylvania communities built during fiscal 2010 through 2013. Please explain how you considered whether communities built in your mid-Atlantic region during these same time frames could have similar stucco-related issues; and

•
Please provide us a rollforward of your stucco-related claims activity, including (i) the number of claims received, (ii) the average dollar value of these claims, (iii) the number of claims settled or otherwise resolved and (iv) the average settlement amount per claim for each quarter beginning with your first quarter of fiscal year 2014 through your first quarter of 2016. Please provide us this information for the Pennsylvania and Delaware communities built during fiscal year 2003 through 2009 separately from the additional communities you identified in the fourth quarter of 2015 related to the Pennsylvania communities built during 2010 through 2013.
Response:
These claims involve water damage to homes clad with masonry-based cement stucco in the Pennsylvania and Delaware regions. The damage that we have seen in these claims primarily resulted from water intrusion at the intersection of dissimilar building components, including in particular rooflines, windows and other exterior building penetrations into the stucco cladding.
Installation of stucco cladding requires coordination by multiple trades and was subject to changing building code requirements during the relevant time period. We attribute the geographic concentration of claims in Pennsylvania and Delaware to local construction practices employed by independent contractors in this area. Our divisions in Pennsylvania and Delaware were served by the same core group of contractors.
As a homebuilder, the Company is subject to construction defect and home warranty claims in the ordinary course of business, including stucco-related water damage claims similar to these claims, for which the Company has established warranty reserves. In the Fourth Quarter of fiscal 2014, however, we identified a trend of a higher than expected volume of claims involving stucco on homes delivered between 2002 and 2009 in communities in Pennsylvania and Delaware. We concluded that the magnitude, timing and geographic concentration of the claims indicated an exposure that would exceed the existing warranty reserves.
Accordingly, at the end of fiscal 2014, our legal, accounting and operations groups conducted a comprehensive analysis of known and potential claims to determine whether it was appropriate to establish an additional reserve for these claims. To determine the starting point for our analysis, we looked to our claims experience and our legal obligations. We provide a limited warranty for each home that includes, among other things, a limited structural warranty that runs for ten years from the closing of each home to the original buyer. Although the terms of our limited warranty terminate our warranty obligations after ten years, we applied a conservative approach and considered in our analysis known and potential claims on homes as old as 12 years old, which coincides with the statutory period of repose in Pennsylvania. Accordingly, we excluded from our 2014 analysis stucco homes delivered prior to November 2002. To determine an end date for our analysis, we looked to the end date of our higher than expected claims experience at that time, and we applied a December 31, 2009 cut off to our fiscal 2014 analysis in Pennsylvania and Delaware.
We used accounting records to identify stucco homes delivered in Pennsylvania and Delaware during this period. For each community that included a stucco home delivered in that period, we evaluated the following factors to determine whether a claim was likely to be received and the extent of likely exposure for any such claim:

(1)	the closing dates of the stucco homes in each community;

(2)	the number of known claims within each community;

(3)	the estimated or actual repair costs of known claims in each community;

(4)	the type and cost of repairs that have been performed in each community (i.e., area-targeted repairs, full wall re-clads);

(5)	the number and amount of cash settlements with homeowners in each community;

(6)	the size and models of homes, the type of construction (single family v. multi-family), and the number of stucco walls on each home;

(7)	the identity of the contractors that were involved in the original construction of the homes;

(8)	the number of claims by subsequent homeowners in each community; and

(9)	other relevant knowledge and observations about each community gained from the field, particularly from our operations personnel who oversaw the original construction.
Based on our analysis, we projected at the end of fiscal 2014 that we would incur $54 million to repair or settle known and unknown stucco-related claims in homes delivered in Pennsylvania and Delaware between November 1, 2003 and December 31, 2009. That projection included extrapolations for communities without claims based on the application of the above-referenced factors.
We monitored the incidence of claims and repair costs incurred throughout 2015 and did not identify any trends or data that required an adjustment to our reserve until our fourth quarter. At the end of fiscal 2015, with the accumulated benefit of a full year of responding to and adjusting stucco-related claims and an increasing number of fully resolved repairs, our legal, accounting and operations groups conducted another comprehensive analysis of known and potential claims for purposes of evaluating the adequacy of the reserve. In this detailed analysis, we applied the same factors described above as part of our fiscal 2014 analysis. The total number of stucco-related claims increased as expected, but we determined that the projected average cost of stucco-related repairs had increased based on the actual or estimated cost of repairs or settlements in the second half of fiscal 2015.
In this fiscal fourth-quarter 2015 review of known and potential claims, we excluded homes without claims that were delivered prior to November 1, 2003 (instead of November 1, 2002) to account for the lapse of another year of the limited warranty period and the statutory period of repose. Our claims experience in fiscal 2015 also caused us to revisit our prior determination to reserve for potential claims involving only homes that delivered prior to December 31, 2009. The claims received in fiscal 2015 involved eight homes in four Pennsylvania communities that were delivered after December 2009. In light of that increase, we reviewed all Pennsylvania and Delaware communities that had stucco homes that closed after December 2009. Based on this review, we expanded our analysis of potential claims to include stucco homes that closed in Pennsylvania between January 1, 2010 and December 31, 2013.
In fiscal 2015, we added to the reserve analysis two urban multifamily communities in Pennsylvania after we became aware of stucco-related water intrusion issues. It should be noted that our analysis now includes all communities with stucco homes that were built in the relevant time period in Pennsylvania and Delaware.
We continue to monitor communities in other states in our Mid-Atlantic segment, but we have not expanded our reserve analysis because stucco-related claims in those states during the entire period emerged as expected in the ordinary course of business consistent with the basis used in accruing the Company’s normal warranty reserve.
We have not identified any additional communities with stucco-related issues subsequent to January 31, 2016 that would not be covered by our normal warranty reserve.
As a result of the above-noted increased cost per claim and increase in the projected number of claims due to the expansion of Pennsylvania homes through December 2013 and the identified issues in our multifamily communities in Pennsylvania, we revised our projected gross claims estimate to $80.3 million at the end of fiscal 2015 to repair or settle known and unknown stucco-related claims in Pennsylvania and Delaware. We continue to review our potential liability as new claims are submitted, and, at January 31, 2016, we concluded that our existing reserves were sufficient. For our quarter ended April 30, 2016, our review is ongoing.
4. Please provide us with the following insurance information related to your stucco-related claims:

•
Please tell us (i) the number and average dollar amounts of the claims you have submitted to your insurance carriers, (ii) the number and average dollar amount of claims processed by your insurance carriers, and (iii) the number and average dollar amount of claims denied by your insurance carriers for the years ended October 31, 2014 and 2015 and quarter ended January 31, 2016;

•
Please quantify the direct payments you received from your insurance carriers during fiscal years 2014 and 2015 and the quarter ended January 31, 2016 as well as your expected recoveries as of October 31, 2014 and 2015 and January 31, 2016; and

•
Please clarify whether there are any uncertainties regarding the legal sufficiency of your insurance claims or the solvency of your insurance carriers. Specifically tell us whether you have been in discussions with your insurance carriers regarding their processing of your claims and, if so, the nature of these discussions. Refer to ASC 450-20-S99.

Response:
The insurance policies that cover the potential stucco-related claims each carry a high per claim and aggregate deductible. Each insurance policy covers the period from September 1st to August 31st. We do not expect to exceed the per claim deductible for any individual claim. Our aggregate deductible includes all warranty claims, including the stucco-related claims. Non-litigated stucco-related repairs are being covered under the warranty coverage section of our policy. Should any stucco-related claims result in litigation, these claims will be handled on an individual basis but still be subject to the aggregate deductible for the policy year that the home closed escrow.
The determination of the policy year which each individual warranty claim falls within is clearly determinable by the date that the home closed escrow with the home buyer. Warranty costs, including stucco related claims, for all homes closing escrow in a policy year are aggregated with all other construction defect claims related to homes closing escrow in that policy year and applied to the aggregate deductible.
Because of the high aggregate deductibles per policy year, we currently expect to exceed the aggregate deductibles only in policy years 9/1/2005 - 8/31/2006 (“policy year 2005”) and 9/1/2006 - 8/31/2007 (“policy year 2006”). The amounts we expect to recover from our insurance carrier for claims are based on the expected aggregate amount of claims in each policy year less the aggregate deductible for each policy year.
Before we are eligible for reimbursement from our insurance carrier, we must first absorb aggregate losses equal to the applicable full deductible. For policy year 2005, our payments made under the policy for all claims did not exceed the policy aggregate until August 2015. For policy year 2006, our payments have not yet exceeded the policy aggregate.
We have ongoing discussions with our insurance carrier regarding these claims. Our legal department has frequent discussions with claims adjusters to obtain pre-approval on specific home owner settlements and our risk management department is in regular discussions with our insurance carrier to review information submitted to them on our requests for reimbursement.
To date, we made two warranty requests for reimbursement on policy year 2005 from our insurance carrier, which included stucco-related claims. The insurance company has paid both claims in full. Based on our policies, our insurer’s actions consistent with the policies, and our ongoing cooperation with our insurer, we do not believe there are any uncertainties regarding the collectability of our future insurance claims or the solvency of our insurance carrier. Our insurance carrier is rated A+XV by A.M. Best.

5.	Please tell us and disclose your policy related to the recognition of legal costs expected to be incurred. Refer to ASC 450-20-S99-2.
Response:
Transactional legal expenses for land acquisition and entitlement, and financing are capitalized and expensed over their appropriate life. We expense legal fees related to litigation, warranty and insurance claims when incurred.
We do not believe that the amount of legal costs incurred by us is material and therefore we do not believe that we need to disclose our accounting policy in this regard. We will continue to monitor this for disclosure in future filings.
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We appreciate your review and comments. Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting Officer